K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 27, 2015
VIA EDGAR
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:            First Investors Income Funds (File Nos. 002-89287 and 811-03967)
  Responses to Comments on the Registration Statement on Form N-1A
Dear Ms. Rossotto:
The following are responses to the comments that we received from you by telephone on January 12, 2015, regarding Post-Effective Amendment No. 70 to the Registration Statement on Form N-1A (the “Registration Statement”) for First Investors Strategic Income Fund (the “Fund”), a series of First Investors Income Funds (“Registrant”), that was filed with the Securities and Exchange Commission (“SEC”) on November 24, 2014.  Your comments and the Registrant’s responses are set forth below.
The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) SEC staff (“Staff”) comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Prospectus

1.	The “Portfolio Turnover” section of the Fund Summary states that “[t]he Fund does not pay transaction costs when it buys and sells shares of the Underlying Funds (as defined further below).” However, the first paragraph of the “Principal Investment Strategies” section of the Fund Summary defines “Underlying Funds” to include unaffiliated funds. As the Fund will incur transaction costs in connection with the purchase and sale of shares of unaffiliated Underlying Funds, revise the disclosure in the “Portfolio Turnover” section accordingly.

The Registrant has made the requested change.

2.	The “Principal Investment Strategies” section of the Fund Summary states that “[t]he Fund has a flexible investment strategy.” Revise the disclosure to explain what it means to have a flexible investment strategy.

Securities and Exchange Commission
January 27, 2015

The Registrant believes that the existing disclosure describes the flexibility in the Fund’s investment strategy with respect to the Fund’s exposure to a wide variety of investments and allocations among Underlying Funds.  In this regard, the disclosure immediately following the description of the Fund’s investment strategy as “flexible,” lists the securities to which the Fund is expected to have exposure in connection with its investments in the Underlying Funds.  The next paragraph describes the Fund’s flexibility to allocate investments among Underlying Funds.  That paragraph discloses that “[w]hile the percentage of allocation to each Underlying Fund is flexible, under normal conditions, the Fund will invest approximately 95% (within a range of 85%-100%) of its net assets in the Underlying Income Funds and approximately 5% (within a range of 0% -5% of its net assets in the Underlying Equity Fund.”  Accordingly, the Registrant respectfully declines the Staff’s comment.

3.	The “Principal Investment Strategies” section of the Fund Summary, on page 3 in the second full paragraph, states that “the Fund, under normal conditions, will have significant exposure to the Underlying Funds’ investments in below investment grade debt securities.” Disclose that “below investment grade securities” are commonly referred to as “junk bonds.”

The requested disclosure appears in the paragraph immediately preceding the paragraph cited by the Staff.  This disclosure states, in pertinent part: “[t]he Underlying Income Funds may invest in fixed income securities of any maturity, including U.S. Government securities, U.S. Government-sponsored enterprise securities, investment grade corporate bonds, municipal securities, mortgage-backed securities, asset-backed securities, below investment grade debt securities (commonly known as “high yield debt securities” or “junk bonds”) . . . ”  (emphasis added).

4.	The “Principal Investment Strategies” section of the Fund Summary states that “[t]he Fund may invest in additional Underlying Funds that are not specifically described in this prospectus from time to time in the future so long as the Fund’s investments in any additional Underlying Fund, at the time of such investment, does not exceed 5% of the Fund’s total assets.” Continue that sentence to state “does not create any additional risks other than those described in the prospectus and is consistent with the Fund’s investment objectives and policies.”

The Registrant confirms that the Fund will invest only in Underlying Funds that are consistent with the Fund’s investment objectives and policies.  The Registrant will supplement the Fund’s prospectus or statement of additional information, as appropriate, to disclose any additional principal risks to which the Fund would be exposed in connection with investments in any additional Underlying Funds.  The Registrant is not aware of any specific Form N-1A or federal securities law requirements to disclose such information.  Accordingly, the Registrant respectfully declines the Staff’s comment.

Securities and Exchange Commission
January 27, 2015

5.	In the “Principal Investment Strategies” section of the Fund Summary, delete the disclosure regarding temporary defensive positions. The Staff does not view temporary defensive positions as a principal investment strategy.

The Registrant has made the requested change.

6.	“The Fund in Greater Detail” section of the prospectus states that “[t]he Fund’s investment objective is non-fundamental, which means that the Board of Trustees may change the Fund’s investment objective without shareholder approval.” If applicable, disclose that the Fund will provide shareholders with notice regarding a change in the Fund’s investment objective.

The Registrant confirms that the Registrant will supplement the Fund’s prospectus to notify shareholders in the event of a material change in the Fund’s investment objective.  The Registrant is not aware of a Form N-1A requirement to disclose that shareholders will be notified in such circumstances, and respectfully declines the Staff’s comment.

7.	“The Fund in Greater Detail” section, in the carryover paragraph on page 13, states that “the Fund, under normal conditions, will have significant exposure to the Underlying Funds’ investments in below investment grade debt securities and debt securities of foreign issuers.” Disclose that “below investment grade securities” are commonly referred to as “junk bonds.” In addition, disclose, if applicable, that the Fund is expected to have significant exposure to debt securities of emerging market issuers.

The requested disclosure appears in the paragraph immediately preceding the paragraph cited by the Staff.  That paragraph states, in pertinent part “[t]he Underlying Income Funds may invest in fixed income securities of any maturity, including U.S. Government securities, U.S. Government-sponsored enterprise securities, investment grade corporate bonds, municipal securities, mortgage-backed securities, asset-backed securities, below investment grade debt securities (commonly known as “high yield debt securities” or “junk bonds”) . . . ” (emphasis added).  The Fund is not expected to have significant exposure to debt securities of emerging market issuers.

8.	The “Shareholder Information” section states that “[b]ecause foreign markets may be open for trading on days that the U.S. markets are closed, the values of securities held by an Underlying Fund that trade in markets outside the United States may fluctuate on days that an Underlying Fund is not open for business and may result in an Underlying Fund’s portfolio investments being affected on days when shareholders are unable to purchase or redeem shares.” As required by Form N-

Securities and Exchange Commission
January 27, 2015

1A, Item 11(a), revise the disclosure to address the impact on the Fund of trading in foreign markets on days that the U.S. markets are closed.

The Registrant has made the requested change.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,
/s/ Kathy Kresch Ingber
Kathy Kresch Ingber
cc:            Mary Carty
 Mary Najem
   First Investors Management Company, Inc.